SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* Willow Creek Capital Management	2. Date of Event Requiring Statement (Month/Day/Year) October 11, 2001 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Central Garden & Pet Company (CENT)
(Last) (First) (Middle) 17 East Sir Francis Blvd., Suite 100	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __X___10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year)
(Street) Larkspur, California 94939		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_Form filed by More than One Reporting Person See Note 1
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	68,993	I	See Note 2

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

1. The reporting persons are Willow Creek Capital Management ("WCCM"), WC Capital Management, LLC ("WC LLC") and Aaron H. Braun. WCCM is a registered investment adviser and the manager of WC LLC. WC LLC is the general partner of investment limited partnerships.

2. These securities are owned directly by investment advisory accounts of WCCM and investment limited partnerships of which WC LLC is the general partner. The securities are indirectly beneficially owned by WCCM, and by Mr. Braun as the controlling owner of WCCM. The reporting persons disclaim membership in a group with any persons not reporting hereon within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Securities Exchange Act of 1934, as amended.

Dated: March 12, 2002
Willow Creek Capital Management By: Aaron H. Braun President	WC Capital Management, LLC By: Willow Creek Capital Management, Manager By: Aaron H. Braun President
Aaron H. Braun

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Joint Filer Information

Name: WC Capital Management, LLC

Address: 17 East Sir Francis Blvd., Suite 100, Larkspur, CA 94939

Designated Filer: Willow Creek Capital Management

Issuer and Ticker Symbol: Central Garden & Pet Company (CENT)

Statement for Month/Year: October 2001

WC Capital Management, LLC

By: Willow Creek Capital Management, Manager

By:

Aaron H. Braun

President

Name: Aaron H. Braun

Address: 17 East Sir Francis Blvd., Suite 100, Larkspur, CA 94939

Designated Filer: Willow Creek Capital Management

Issuer and Ticker Symbol: Central Garden & Pet Company (CENT)

Statement for Month/Year: October 2001

Aaron H. Braun